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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

Washington DC
405

SEC FILE NUMBER
8-27862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/2012_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1420 Fifth Avenue, Suite 4300_____
(No. and Street)

_____Seattle_____WA_____98101_____
           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Michael Newhouse_____206-628-2865_____
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Moss Adams LLP_____
                             (Name – if individual, state last, first, middle name)

___999 Third Avenue, Suite 2800_____Seattle_____WA_____98104_____
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ____Michael Newhouse_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Seattle-Northwest Securities Corporation_____ , as

of ____December 31_____ , 20_12____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   Signature

_____   _CFo_____
          Notary Public   Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Registered Public Accounting Firm's
Report and Consolidated Statements
of Financial Condition for

Seattle-Northwest Securities Corporation and Subsidiary

December 31, 2012 and 2011

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultarts

Acumen. Agility. Answers.

Independent Registered Public Accounting Firm's
Report and Consolidated Statements
of Financial Condition for

Seattle-Northwest Securities
Corporation and Subsidiary

December 31, 2012 and 2011



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Board of Directors
Seattle-Northwest Securities Corporation and Subsidiary

Report on Financial Statements

We have audited the accompanying consolidated financial statement of Seattle-Northwest Securities Corporation and Subsidiary, which comprise the consolidated statements of financial condition, as of December 31, 2012 and 2011 and for the years then ended, and the related notes to the financial statement, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

1



We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and Subsidiary as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 28, 2013

SEATTLE-NORTHWEST SECURITIES CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Cash	$ 353,172	$ 1,345,405
Deposits with Clearing Organization	136,508	136,508
Receivables		
Brokers and Dealers	10,498,059	4,353,389
Other	2,034,209	1,528,432
Securities Purchased Under Agreements to Resell	6,779,247	27,693,072
Securities Owned	35,077,342	40,672,929
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,362,503 and $2,690,148	722,964	845,393
Intangible Assets Associated with Customer Relationships, net	108,333	158,333
Other Assets	501,105	518,464
Deferred Tax Asset (Note 7)	244,000	-
	$ 56,454,939	$ 77,251,925

LIABILITIES

	2012	2011
Securities Sold Under Agreements to Repurchase	$ 8,539,830	$ 9,307,028
Payables to Brokers and Dealers	18,086,690	31,870,486
Securities Sold But Not Yet Purchased	17,747,040	27,489,265
Accounts Payable	234,561	202,231
Accrued Liabilities	1,899,796	1,463,642
	46,507,917	70,332,652
Commitments and Contingencies (Note 4)		
Liabilities Subordinated to Claims of General Creditors (Note 8)	305,000	305,000

SHAREHOLDERS' EQUITY

	2012	2011
Common Stock (Note 6)	9,274	7,357
Additional Paid-In Capital	12,767,361	10,592,306
Accumulated Deficit	(3,134,613)	(3,985,390)
	9,642,022	6,614,273
	$ 56,454,939	$ 77,251,925

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through SNW Asset Management, a wholly-owned subsidiary. The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2012 and 2011, the ESOP owned approximately 92% and 100%, respectively, of Seattle-Northwest Securities Corporation outstanding common stock.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities that have not been delivered or received by settlement date.

Receivables From and Payables to Customers - Such amounts principally represent amounts due on cash transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's consolidated financial statements.

Other Receivables - Such amounts principally represent amounts invoiced for financial advisory work performed. The Company provides an allowance for doubtful accounts based on management's evaluation of existing accounts outstanding and historical experience related to such activity. At December 31, 2012 and 2011, allowances for estimated losses on accounts totaled approximately $5,000 and $5,100, respectively.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions that are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements that are executed with the same counterparty and meet criteria for the legal right of offset.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Securities Owned - Of securities owned at December 31, 2012 and 2011, $8,522,428 and 9,310,863 were pledged as collateral on securities sold under agreements to repurchase, respectively.

Securities Sold, Not Yet Purchased - In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the consolidated financial statement at the December 31, 2012, market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2012.

Securities Valuation - Securities inventory, which includes securities owned and securities sold but not yet purchased, is carried at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. Generally accepted accounting principles (GAAP) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

The Company has various types of bonds in its inventory balances, including securities owned, securities purchased under agreements to resell, securities sold not yet purchased, and securities sold under agreements to repurchase. All securities are categorized as Level 2 and are valued using observable inputs such as spreads to comparable agency securities, treasury securities, or published pricing scales.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Assets Associated with Customer Relationships - The purchased customer relationships assets primarily involve contracts with customers that will continue to be served by the Company. The resulting intangible assets are being amortized on a straight-line basis over a period of ten years. The Company performs impairment analyses annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the assets to fair value. No impairment was recorded during 2012.

Revenue Recognition - Security transactions are recorded on the trade date. Interest income and expense on security positions are recorded on the accrual basis. Underwriting revenue is recognized at the time the underwriting is completed and the revenue is reasonably determined. Municipal consulting fees are recorded on the accrual basis on the date the issue is underwritten. Commission expense is recorded on trade date.

Income Taxes - From July 1, 2003 to October 4, 2011, the Company was recognized by the Internal Revenue Service as an S Corporation, which is a non-taxable entity. Accordingly, financial statements for these periods included no provision for income taxes. During 2012, it was determined that the Company completed a transaction on October 5, 2011 that resulted in termination of the Company's status as an S-Corporation. Had this been determined prior to issuing the Company's 2011 consolidated financial statement a deferred tax asset of $531,000 would have been recorded in the 2011 consolidated financial statement for the period from October 4, 2011 to December 31, 2011. The deferred tax asset of $531,000 was primarily the result of a net loss before taxes of approximately $900,000 during the period from October 5, 2011 through December 31, 2011. Such benefit was not reflected in the 2011 consolidated financial statements. Alternatively, the accompanying 2012 consolidated financial statements include the effects of income taxes for the period from October 5, 2011 to December 31, 2012.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Income taxes were estimated using an asset and liability method in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 740, Income Taxes. Under the asset and liability method, deferred tax assets and liabilities represent the future tax consequences attributable to differences between consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be in effect when these temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

The Company follows ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosure required. The Company does not have any uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The U.S. federal statute of limitations remains open for 2006 and onward.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, corporate and municipal securities sold but not yet purchased, payables to brokers and dealers, accounts payable, accrued liabilities and liabilities subordinated to claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Subsequent Events - Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the consolidated financial statements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did exist at the date of the statement of financial condition, but arose after the date of the statement of financial condition and before consolidated financial statements are issued. The Company has evaluated subsequent events through February 28, 2013, which is the date the consolidated financial statements were issued.

SEATTLE-NORTHWEST SECURITIES CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2012 AND 2011

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements. The Company's evaluation of contingent liabilities (Note 4) is a significant estimate. Actual results could differ from those estimates, and the differences could be material.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities whose counterparties primarily include brokers and dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2012, the Company has sold securities under agreements to repurchase with one counterparty totaling $8,539,500, or 100% of total securities sold under agreements to repurchase. The Company has purchased securities under agreements to resell with one counterparty totaling $6,779,375, or 100% of total securities purchased under agreements to resell.

The Company maintains its cash balances in financial institutions which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

Note 2 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

ASSETS	Level 1	Level 2	Level 3	Balance as of December 31, 2012
Securities Purchased Under Agreements to Resell				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 6,779,247	$ -	$ 6,779,247
Securities Owned				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 24,599,336	$ -	$ 24,599,336
Debt securities issued by states of the United States and political subdivisions of the states	-	6,113,245	-	6,113,245
Corporate debt securities	-	4,364,761	-	4,364,761
Total Securities Owned	$ -	$ 35,077,342	$ -	$ 35,077,342

Note 2 - Fair Value Measurements (Continued)

LIABILITIES	Level 1	Level 2	Level 3	Balance as of December 31, 2012
Securities Sold Under Agreements to Repurchase				
Debt securities issued by the U.S. Treasury and				
other U.S. government corporations and agencies	$ -	$ (8,539,830)	$ -	$ (8,539,830)
Securities Sold But Not Yet Purchased				
Debt securities issued by the U.S. Treasury and				
other U.S. government corporations and agencies	$ -	$ (17,747,040)	$ -	$ (17,747,040)
Debt securities issued by states of the United States				
and political subdivisions of the states	-	-	-	-
Total Securities Sold But Not Yet Purchased	$ -	$ (17,747,040)	$ -	$ (17,747,040)

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Balance as of December 31, 2011
ASSETS				
Securities Purchased Under Agreements to Resell				
Debt securities issued by the U.S. Treasury and				
other U.S. government corporations and agencies	$ -	$ 27,693,072	$ -	$ 27,693,072
Securities Owned				
Debt securities issued by the U.S. Treasury and				
other U.S. government corporations and agencies	$ -	$ 25,699,759	$ -	$ 25,699,759
Debt securities issued by states of the United States				
and political subdivisions of the states	-	1,285,061	-	1,285,061
Corporate debt securities	-	13,688,109	-	13,688,109
Total Securities Owned	$ -	$ 40,672,929	$ -	$ 40,672,929
LIABILITIES				
Securities Sold Under Agreements to Repurchase				
Debt securities issued by the U.S. Treasury and				
other U.S. government corporations and agencies	$ -	$ (9,307,028)	$ -	$ (9,307,028)
Securities Sold But Not Yet Purchased				
Debt securities issued by the U.S. Treasury and				
other U.S. government corporations and agencies	$ -	$ (27,479,265)	$ -	$ (27,479,265)
Debt securities issued by states of the United States				
and political subdivisions of the states	-	(10,000)	-	(10,000)
Total Securities Sold But Not Yet Purchased	$ -	$ (27,489,265)	$ -	$ (27,489,265)

SEATTLE-NORTHWEST SECURITIES CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2012 AND 2011

Note 3 - Related Parties

Certain related party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At December 31, 2012 and 2011, the amount of non-forgivable shareholder loans included in other receivables was $105,900 and $11,400, respectively.

Note 4 - Commitments and Contingencies

In the normal course of business, the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. Open commitments at December 31, 2012 and December 31, 2011, which were subsequently settled, had no material effect on the financial condition and results of operations of the Company.

In connection with securities purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase price. At December 31, 2012 and 2011, $10,000 was held as collateral.

The aggregate annual non-cancelable rental commitments at December 31, 2012, under all office leases, subject to certain escalation charges, are as follows:

2013	$ 801,138
2014	585,974
2015	236,993
2016	218,583
2017	216,006
Thereafter	739,878
	$ 2,798,572

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2012 and 2011, no liability was recorded.

Note 5 - Employee Stock Ownership Plan

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a three-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders' equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

Note 6 - Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies the Company can redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note that may be subordinated. Repayment of principal is made in four annual installments bearing interest at variable rates.

Note 7 - Income Taxes (See Note 1)

The provision for income taxes has been calculated in accordance with ASC 740, Income Taxes, which requires the use of the asset and liability method of computing deferred income taxes. The provision for income taxes varies from the expected federal statutory rate primarily as a result of certain expenses that are not deductible for income tax purposes and state and local income taxes.

The provision is comprised of the following for the years ended December 31, 2012 and 2011:

	2012	2011
Current		
Federal	$ -	$ -
State and Local	-	-
	-	-
Deferred		
Federal	(216,000)	-
State and Local	(28,000)	-
	(244,000)	-
	$ (244,000)	$ -

Note 7 - Income Taxes (See Note 1) (Continued)

Deferred income taxes consist of the following as of December 31, 2012 and 2011:

	2012	2011
Deferred Tax Assets		
Accrued Expenses	$ 305,000	$ -
Unicap Adjustment	1,000	-
Deferred Rent	67,000	-
Intangible Assets	49,000	-
	422,000	-
Deferred Tax Liabilities		
Fixed Assets	(23,000)	-
Prepaid Expenses	(155,000)	-
	(178,000)	-
	$ 244,000	$ -

Taxes computed on pretax income at statutory rates differ from the amounts recorded in the accompanying consolidated financial statements due primarily to state income taxes, true-up adjustments, and the non-deductibility of permanent book to tax differences.

Note 8 - Subordinated Notes

During 2011, the Company issued subordinated notes totaling $305,000. At December 31, 2012 and 2011, $305,000 of subordinated notes was outstanding.

Note 9 - Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the SEC. The Company used the alternative method permitted by Rule 15c3-1 which requires that it maintains net capital in excess of the greater of $250,000 or 2% of aggregate debit balances as defined in the Formula Reserve Requirements under Rule 15c3-3. At December 31, 2012 and 2011, the Company's net capital was $5,870,803 and $3,207,801, respectively, which exceeded minimum capital requirements by $5,620,803 and $2,957,801, respectively.

At December 31, 2012 and 2011, the Company had no aggregate debit items.

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.